February 7, 2025

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave. #1025
Chicago, IL 60640

David Wilcox
Managing Member
Evolution Metals LLC
516 S Dixie Hwy, Unit 209
West Palm Beach, FL 33401

Kim Sang-Min
Chief Executive Officer
Handa Lab Co., Ltd.
#D3-201, 7-12 D-Bridge
179, Daehak-ro, Yuseong-gu,
Daejeon, Republic of Korea

Andy Chun
Chief Executive Officer
KMMI Inc.
46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu
Pohang-si, Gyeongsangbuk-do, Republic of Korea

Chang-bae Lee
Chief Executive Officer
KCM Industry Co., Ltd.
65 Gado-ro, Gunsan-si
Jeollabuk-do, South Korea (Osikdo-dong)

Kim Kang-yong
Chief Executive Officer
NS World Co., Ltd.
99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea
 February 7, 2025
Page 2

Rob Feldman
Chief Executive Officer
Critical Mineral Recovery, Inc.
815 State Hwy OO
Fredericktown, MO 63645

        Re: Welsbach Technology Metals Acquisition Corp.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed on January 24, 2025
            File No. 333-283119
Dear Daniel Mamadou, David Wilcox, Kim Sang-Min, Andy Chun, Chang-bae Lee, Kim Kang-yong, and Rob Feldman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Form S-4/A filed January 24, 2025
General

1. We note your response to our prior comment 18 that you did not engage a financial advisor in connection with the business combination. However, disclosure on page
       286 indicates "WTMA Board relied on... input from WTMA's senior management and independent legal and financial advisors." Please advise or revise to identify the financial advisor and what services they provided WTMA.
2. We note the disclosure on page 29 and 130 indicating that SPAC sponsor/affiliate may purchase SPAC securities in the open market to reduce redemption rates and that the SPAC sponsor intends to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 (March
       22, 2022), please provide an analysis regarding how it applies to your circumstances.
3. We note your response to prior comment 5. Each time you mention the exclusive forum provision, including in your proposed charter, disclose whether the provision
 February 7, 2025
Page 3

       applies to claims arising under the Exchange Act.
4. Please reconcile the information you added in response to prior comment 39 with the biographical disclosures beginning on page 444.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 152

5.     We note your disclosure that following the Closing of the Business
Combination,
       certain employees and directors of New EM may be granted awards under the New
       EM Equity Incentive Plan. You indicated that the 8,200,000 options to be granted under the New EM Equity Incentive Plan are representative of earnout shares
       (contingent consideration) that are not precluded from equity classification. In addition, as the Business Combination is accounted for as a reverse recapitalization, the issuance of the earnout shares under the New EM Equity Incentive Plan will be treated as a deemed dividend and as New EM will not have retained earnings on a pro forma basis, the issuance will be recorded within additional-paid-in-capital. Please provide us with a comprehensive analysis and your basis for the accounting treatment, including the specific guidance that supports your analysis.
Certain Material U.S. Federal Income Tax Considerations of the Merger for EM Holders and
Korean Equityholders, page 242

6. We note your discussion of U.S. federal tax consequences of the Merger in this section and that you do not intend to request an opinion of counsel (page 242). We note your disclosure that the Merger is intended to qualify for tax-deferred treatment under Section 351(a) of the Code. Please revise your disclosure here and throughout to provide counsel's firm opinion for each material tax consequence, including whether the Merger will qualify as an integrated transaction, or explain why such opinion cannot be given. Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.
Certain Material U.S. Federal Income Tax Considerations of CMR Merger 1 and CMR Merger 2 for CMR and Shareholders of CMR, page 249

7. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences discussed here relate to the CMR Mergers being a tax-free reorganization under Section 368 of the Code. Please file the required tax opinion and revise your disclosure to state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Refer to
       Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011. If there is a lack of authority directly addressing the tax consequences of the transaction,
 February 7, 2025
Page 4

       conflicting authority or significant doubt about the tax consequences of the
       transaction, counsel may issue a    should    or    more likely than not
   opinion to make
       clear that the opinion is subject to a degree of uncertainty. In such cases, counsel
       should explain clearly why it cannot give a    will    opinion. Refer to
Sections III.C.1,
       III.C.2 and III.C.4 of Staff Legal Bulletin No. 19 dated October 14,
2011.
Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 266

8. We note your response to prior comment 37. We note that adjustment (B) reflects the cash proceeds from the concurrent PIPE Investment in the amount of $500 million from BCG, net of $10 million in fees incurred to raise the capital. However, you disclosed that you do not have an unconditional firm commitment for this funding, as the completion of the PIPE Investment and Debt Facility remains contingent upon the satisfaction of conditions, and there is no guarantee that the funding will be secured in full or on the terms anticipated. Please address the following:
           On page 152 and throughout the filing, you refer to the terms described in the non-binding term sheet. You also indicated that you entered into the PIPE Term
           Sheet with certain legally binding clauses with BCG. Please help us understand which clauses are legally binding and which are non-binding;
           Explain how you concluded that this adjustment meets the criteria set forth in
           Article 11 of Regulation S-X to be included in your pro forma financial statements given the uncertainty of its completion. In addition to your response, please provide an update on the current status of the funding;
           Given the apparent uncertainty of this funding, if you are able to support its presentation based on the guidance of Article 11 of Regulation S-X, tell us how you considered the need to present additional scenarios where this uncertain funding is not received since that appears to be a possible outcome; and
           On page 254, you disclosed that the actual amount of PIPE Securities issued to
           PIPE Investors in each scenario could be materially more or less than assumed amounts, which could result in proceeds in excess of, or that would not meet, the
           Minimum Available Cash Condition. Please prominently disclose whether you would be able to meet the minimum cash condition under the maximum redemption scenario.
Evolution Metals LLC
Report of Independent Registered Public Accounting Firm, page F-80

9. We note your response to prior comment 46. You indicated, in part, that "each of EM and the Korean Companies has been determined to be a non-predecessor co-registrant and company being acquired under Item 17 of Form S-4." However, we note on pages 92, 120, 253 and 264, you disclose that EM is being treated as the "accounting acquirer" for financial reporting purposes. Please tell us what consideration you gave to EM being the "accounting acquirer" in the reverse recapitalization as well as in the acquisition of each Operating Company in your analysis.
 February 7, 2025
Page 5
Exhibits

10. We note your response to prior comment 50. In addition to the agreements mentioned in that comment, please provide the CMR Advance Agreement and the Transactional
       Advise Agreement as exhibits to your registration statement.

       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Craig Linder
      Thomas Short